As filed with the Securities and Exchange Commission on December 27, 2007

Registration No. 333-147065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VERTICALNET, INC.

(Exact name of Registrant as specified in its charter)

Pennsylvania	7372	23-2815834
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

400 Chester Field Parkway

Malvern, Pennsylvania 19355

(610) 240-0600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Christopher G. Kuhn

Vice President, General Counsel, and Secretary

400 Chester Field Parkway

Malvern, Pennsylvania 19355

(610) 240-0600

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITY HOLDERS MAY NOT SELL ANY OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT THAT WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION TO COVER THE SECURITIES IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED DECEMBER 27, 2007

PRELIMINARY PROSPECTUS

543,750 Shares

VERTICALNET, INC.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of 543,750 shares of common stock, none of which is outstanding, all of which may be issued upon conversion of our outstanding shares of Series B Preferred Stock held by the selling shareholders. These shares are being registered pursuant to the terms of the registration rights agreement pertaining to the Series B Preferred Stock and warrants, which provides that we must register twenty-five percent (25%) of the total common stock issuable upon conversion and exercise of such shares of Series B Preferred Stock and warrants.

The selling shareholders may offer for resale through this prospectus the shares of common stock at various times at market prices prevailing at the time of sale or at privately negotiated prices. The selling shareholders may resell the common stock to or through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, concessions, or commissions. We will not receive any of the proceeds from the resale of the common stock offered through this prospectus. We will bear all costs, expenses, and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

We effected a one-for-eight reverse stock split on August 16, 2007, or the reverse stock split, of our outstanding shares of common stock. All references to shares of our common stock in this prospectus reflect the result of the reverse stock splits. Shares of our common stock are quoted on The Nasdaq Capital Market under the symbol “VERT.” The last reported sale price of our shares on December 26, 2007 was $2.52 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. RISK FACTORS BEGIN ON PAGE 2.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2007

SUMMARY

The following summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section, as well as the information incorporated by reference in this prospectus before deciding to invest in shares of our common stock.

Our Company

We are a provider of On–Demand Supply Management solutions to companies ranging in size from mid-market to Global 2000. We provide a full scope of Supply Management software, services, and domain expertise in areas that include: Program Management, Spend Analysis, eSourcing, Contract Management, and Supplier Performance Management. Our solutions help our customers save money on the goods and services they buy.

In addition to traditional software installation and application service provider hosting, we offer the majority of our software products in an “on-demand” delivery model. On-demand delivery enables our customers to pay a single annual fee that includes software license, maintenance, application hosting, customer/community support, and training. We believe that our on-demand delivery model mitigates the software implementation costs for our customers, and reduces the obstacles to a successful supply management initiative.

In addition to implementation services, we also provide customers with supply management business process consulting, primarily in the areas of Spend Analysis and Advanced Sourcing, and offer custom software development for customers that desire to build additional supply management capabilities.

About Verticalnet, Inc.

Principal Executive Offices:	Internet Address:
Verticalnet, Inc. 400 Chester Field Parkway Malvern, Pennsylvania 19355 Phone: (610) 240-0600	www.verticalnet.com (Information contained on our website is not a part of this prospectus)

RISK FACTORS

We will require additional capital to fund our operations and obligations.

On October 25, 2007, we entered into an Agreement and Plan of Merger, or the merger agreement, with BravoSolution S.p.A, a corporation organized under the laws of Italy, or BravoSolution, and BravoSolution U.S.A., Inc., a Pennsylvania corporation and wholly-owned subsidiary of BravoSolution, or Merger Sub. Pursuant to the merger agreement, Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of BravoSolution, which we refer to as the merger. Pursuant to the merger agreement, at the effective time of the merger: (i) all outstanding shares of our Common Stock, par value $0.01 per share, will be converted into the right to receive $2.56 per share in cash without interest; (ii) all outstanding shares of our Series B Preferred Stock, par value $0.01 per share, will be converted into the right to receive either $0.38750 or $0.26875, per share in cash (in accordance with the merger agreement) without interest; and (iii) all outstanding shares of our Series C Preferred Stock, par value $0.01 per share, will be canceled and retired, and no payment or distribution shall be made with respect thereto.

We have called a special shareholder meeting to be held on January 15, 2008, for the purpose of voting on the adoption of the merger agreement and the related Plan of Merger, and the approval of the merger. Our Board of Directors has unanimously approved the merger agreement, the related Plan of Merger and the merger, and recommends that our shareholders approve the merger. Consummation of the merger is subject to customary conditions, including, among other things, approval of the merger agreement and the related Plan of Merger by our shareholders. However, no assurance can be given that we will be able to complete the merger.

In connection with the execution of the merger agreement, on October 25, 2007, we entered into a Stock Purchase Agreement with Merger Sub, pursuant to which Merger Sub purchased 322,007 shares of Series C Preferred Stock for a purchase price of $824,338. The shares of Series C Preferred Stock were issued at the closing of the transactions contemplated by the Series C Purchase Agreement on October 31, 2007. The Series C Preferred Stock transaction resulted in net proceeds to the Company of approximately $800,000 after deducting the estimated offering costs and fees.

In the event that the merger is not completed, the Company’s liquidity position will continue to create challenges for the business. Due to our lower than expected billings for the first nine months of the 2007 and our most recent projections, we believe that our current level of liquid assets and our expected cash flows from operations will not be sufficient to finance our operations and financial commitments over the next 12 months without raising additional capital to support both working capital and debt repayment. As a result we have taken action over the last twelve months to reduce expenses and would expect to further reduce our cost structure as well as continue to explore opportunities to sell or license certain of our non-strategic technology assets, subject to obtaining any consent required by the holder of our senior subordinated discount note, or the discount note. If we are successful in the sale or licensing of these non-strategic assets, we may be required to use the proceeds to repay the outstanding principal amount of the discount note.

Over the last year we have undertaken a lengthy and extensive process to either seek additional financing or explore other strategic alternatives for the business. While we have been successful in raising both debt and equity capital in the past, there is no assurance that we will be successful in the future, should the BravoSolution transaction or an alternative transaction not occur. In addition, should we successfully raise capital, such a financing is likely to be highly dilutive to current shareholders and there is no assurance that financing options will be available at or near our current share price or at levels achieved in previous financings. Should we prove unsuccessful in raising additional capital, we may be unable to fund our financial obligations, both short-term and long-term.

Although we believe that opportunities exist for us to raise capital, no assurances can be given that we will be able to raise sufficient capital to both fund working capital and repay the discount note when it comes due. In addition, while we may seek to restructure some or all of the amount due under the discount note, no assurance can be given that we will be successful in doing so. If we are able to raise additional capital by issuing equity securities, the terms and prices for these financings may be much more favorable to the new investors than the terms obtained by our existing shareholders and may dilute the ownership of our existing shareholders. In addition, the issuance of equity securities below the conversion value of our Series B Preferred Stock, which as of September 30, 2007 was $2.00 per share (as adjusted for August 2007 1-for-8 reverse stock split), may trigger the price protection anti-dilution terms of our Series B Preferred Stock, which would make the Series B Preferred Stock convertible into a greater number of shares of common stock and further dilute the ownership of existing shareholders.

As of September 30, 2007, the outstanding principal amount of $5.3 million under our discount note was classified as a current liability given a current maturity date of April 1, 2008. In July 2007, we repaid $189,600 of the outstanding principal amount of the discount note from proceeds received from the sale of Series B Preferred Stock described below, as consideration for specific waivers provided by the discount note holder. We do not expect to be able to repay this obligation from cash flow from operations and will need to find alternative sources of financing to satisfy this obligation. If we are able to acquire additional financing from alternative sources, such financing will likely prove to be extremely dilutive to our shareholders. In addition, there can be no assurance that we will be in compliance with the covenants under the discount note, although, we were in compliance with the covenants under the discount note as of September 30, 2007. If we are unable to comply with the covenants under the discount note, the holder of the discount note may declare us in default and may declare all amounts due under the discount note.

On June 1, 2007, we entered into a Share and Warrant Purchase Agreement, or purchase agreement, with several individual and institutional investors, or investors. Under the terms of the purchase agreement, the investors purchased 8,700,000 shares of Series B Preferred Stock for a purchase price of $2.175 million. The purchase price consisted of $1.575 million in cash and $600,000 of debt previously loaned to the Company in May 2007 that automatically converted into the Series B Preferred Stock on a dollar-for-dollar basis.

The Series B Preferred Stock transaction resulted in net proceeds to the Company of approximately $1.95 million (including the $600,000 from debt previously issued by the Company) after deducting the estimated offering costs and fees. Approximately $729,000 of this financing was used to repay our senior convertible notes and the discount note. We have used the remaining $1.2 million in proceeds from this transaction for working capital purposes.

Our indebtedness and debt service obligations may adversely affect our cash flows.

Our indebtedness could have significant negative consequences, including, but not limited to:

•

requiring the dedication of a substantial portion of our expected cash flow from operations to service the indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility to plan for, or react to, changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage to competitors with less debt obligations and competitors that have better access to capital resources.

Our discount note provides that upon the occurrence of various events of default and change of control transactions, the holder would be entitled to require us to prepay the discount note, which could leave us with little or no working capital for operations or capital expenditures.

Our discount note allows the holder thereof to require us to prepay the discount note upon the occurrence of various events of default, such as the failure to list our shares on the OTC Bulletin Board or another acceptable exchange if we are delisted from The Nasdaq Capital Market or our receiving a qualification from our auditors as to our ability to continue as a “going concern.” If we are unable to comply with the covenants under the discount note, the holder of the discount note may declare us in default and may declare all amounts due under the discount note, including any accrued interest and penalties. There can be no assurance that we will be in compliance with the covenants under the discount note, although, we were in compliance with the covenants under the discount note as of September 30, 2007.

We may also be required to prepay the discount note upon the occurrence of specified change of control transactions. If an event of default or a change in control occurs, we may be unable to prepay the entire amount due under the discount note in cash. Even if we were able to prepay the entire amount in cash, any such prepayment could leave us with little or no working capital for our business. We have not established a sinking fund for payment of our obligations under the discount note, nor do we anticipate doing so.

We generate a significant portion of our revenues and accounts receivable from certain customers.

For the nine months ended September 30, 2007, our two largest customers accounted for $1.4 million or 13.8% of our total revenues. During the same period in 2006, these same two customers accounted for $3.5 million or 28.6% of our total revenues.

As of September 30, 2007, these two customers accounted for $103,000 or 3.0% of our accounts receivable balance, of which $85,000 has been collected as of November 12, 2007. Although we have had a successful collection history with these customers, and do not foresee any collection issues, there can be no assurance that we will be able to collect outstanding balances and future invoices from them.

We may be unable to maintain our listing on The Nasdaq Capital Market, which could cause our stock price to fall and decrease the liquidity of our common stock.

Our common stock is currently listed on The Nasdaq Capital Market. Continued listing on The Nasdaq Capital Market requires us to meet certain qualitative standards, including maintaining a certain number of independent Board members and independent audit committee members, and certain quantitative standards, including that we maintain at least $2.5 million in shareholders’ equity and that the closing price of our common stock not be less than $1.00 per share for 30 consecutive trading days. We have been unable to demonstrate compliance with some of these requirements in the past and have been subject to delisting proceedings by The Nasdaq Capital Market.

As of September 30, 2007, we do not have at least $2.5 million of shareholders’ equity and therefore are not in compliance with all continued listing standards for the Nasdaq Capital Market. On November 28, 2007, we received a determination letter from the staff of the Nasdaq Stock Market that our Common Stock is subject to delisting as a result of such non-compliance. No assurance can be given that we will be able to regain compliance with the requirement that we maintain at least $2.5 million in shareholders’ equity. Also, there can be no assurance that we will continue to demonstrate compliance with all other requirements for continued listing on The Nasdaq Capital Market in the future, or that our stock will remain listed.

To the extent that we are delisted from The Nasdaq Capital Market, we believe that we will be able to list our shares on the OTC Bulletin Board. If our securities are delisted from The Nasdaq Capital Market, the liquidity for our securities could be adversely effected and our ability to raise additional capital would be impaired.

We may not generate an operating profit.

As of December 31, 2006, our accumulated deficit was approximately $1.2 billion. We may never again generate an operating profit or, even if we do become profitable from operations at some point, we may be unable to sustain that profitability.

We have contractual obligations to provide consulting services over many periods.

We maintain a professional services and consulting workforce to fulfill contracts that we enter into with our customers that may extend over multiple periods. Our profitability is largely a function of performing against customer contractual arrangements within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability under these contracts may be negatively impacted. In addition, if we are not able to obtain sufficient work to keep all of our professionals on revenue generating projects, our business, financial condition, and results of operations may be adversely affected.

If we fail to meet client expectations in the performance of our services, our business could suffer.

Our failure to meet client expectations in the performance of our services, including the quality, cost, and timeliness of our services, may adversely affect our ability to attract and retain clients. If a client is not satisfied with our services, we will generally spend additional human and other resources at our own expense to ensure client satisfaction. Such expenditures will typically result in a lower margin on such engagements and could have a material adverse effect on our business, financial condition, and results of operations.

If our stock is delisted from The Nasdaq Capital Market or our share price declines significantly, then our stock may be deemed to be penny stock.

If our common stock is considered penny stock, it would be subject to rules that impose additional sales practices on broker-dealers who sell our securities. Because of these additional obligations, some brokers may be unwilling to effect transactions in our stock. This could have an adverse effect on the liquidity of our common stock and the ability of investors to sell their common stock. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be prepared prior to any transaction involving a penny stock and disclosure is required about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

If our stock is delisted from The Nasdaq Capital Market, we may be unable to license our products and sell our services to prospective or existing customers.

If our stock is delisted, our prospective and existing customers may lose confidence that we can continue as a viable business to provide support necessary to further develop our solutions and provide ongoing maintenance and consulting services. Prospective and existing customers could consider alternative solutions or significantly reduce the value they are willing to pay for our solutions to compensate for the potential added risk to their business. If our stock is delisted, our ability to meet our revenue goals could be adversely impacted, resulting in deterioration of the financial condition of our business.

Our success depends on our ability to retain key management personnel, whom we may not be able to retain.

We believe that our success depends on the continued employment of our senior management team. If one or more members of our senior management team were unable or unwilling to continue in their present positions, our success could be adversely affected.

We may not be able to hire or retain enough additional personnel to meet our hiring needs.

Our success also depends on having highly trained professional services and software development personnel. If we are unable to retain our personnel, it could limit our ability to service our customers and design and develop products, which could reduce our attractiveness to potential customers, investors, or acquirers. We may need to hire additional personnel if our business grows. A shortage in the number of trained consultants and developers could limit our ability to implement our software if we are able to license software to new customers or if our present customers ask us to perform more services for them. Competition for personnel, particularly for employees with technical expertise, could be strong. Our business, financial condition, and operating results will be materially adversely affected if we cannot hire and retain suitable personnel.

Our cost containment and cost reduction initiatives may yield further unintended consequences, such as reduced employee morale, decreased productivity and disclosures of confidential information about us by employees that seek employment with others in violation of their confidentiality agreements with us.

Fluctuations in our quarterly operating results may cause our stock price to decline.

Our quarterly operating results are difficult to forecast and could vary significantly. If our operating results in a future quarter or quarters do not meet the expectations of securities analysts or investors, the price of our common stock may fall. Our quarterly operating results will be substantially dependent on software licenses and professional services booked and delivered in that quarter. Any delay in the recognition of revenue for any of our license transactions or professional services could cause significant variations in our quarterly operating results and could cause our revenues to fall significantly short of anticipated levels. Our quarterly operating results could fluctuate significantly due to other factors, many of which are beyond our control, including:

•	anticipated lengthy sales cycle for our products;

•	the size and timing of individual license transactions;

•	intense and increased competition in our target markets;

•	our ability to develop, introduce, and bring to market new products and services, or enhancements to our existing products and services, on a timely basis; and

•	risks associated with past acquisitions.

If we are able to grow our business, we may not be able to manage the growth successfully.

If we are able to grow our business, such growth could place a significant strain on our resources and systems. To manage our growth, we must implement systems and train and manage our employees. In addition, we may not be able to limit our exposure to non-creditworthy customers.

We may issue our securities in capital raising or acquisition transactions, which could dilute our existing shareholders.

From time to time, we consider potential acquisitions in an attempt to grow our business. In addition, we may seek to raise additional capital. We may be required to incur debt or issue equity securities to pay for acquisitions or to raise additional capital, which may be dilutive to our existing shareholders.

New versions and releases of our products may contain errors or defects.

Our software products may contain undetected errors or failures when first introduced or as new versions are released. This may result in loss of, or delay in, market acceptance of our products. Errors in new releases and new products after their introduction could result in delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and defects in new releases or new products after they are shipped or released.

We utilize third-party software that we incorporate into and include with our products and solutions, and impaired relations with these third-parties, defects in third-party software, or their inability or failure to enhance their software over time could have a material adverse effect on our operating performance and financial condition.

We incorporate and include third-party software into and with our products and solutions. We are likely to incorporate and include additional third-party software into and with our products and solutions as we expand our product offerings. If our relations with any of these third-party software providers become impaired, and if we are unable to obtain or develop a replacement for the software, our business could be harmed. Our products may be impacted if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third-parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software.

We have shifted a significant portion of our product development operations to India, which poses significant risks.

Since September 2003, an unrelated third-party has provided us with software development services in Bangalore, India. We have increased the proportion of our product development work being performed by contractors in India in order to take advantage of cost efficiencies associated with India’s lower wage scale. However, we may not achieve the cost savings and other benefits we anticipate from this program and we may not be able to find sufficient numbers of developers with the necessary skill sets in India to meet our needs. We have a heightened risk exposure to changes in the economic, security, and political conditions of India. Economic and political instability, military actions, and other unforeseen occurrences in India could impair our ability to develop and introduce new software applications and functionality in a timely manner, which could put our products at a competitive disadvantage whereby we lose existing customers and/or fail to attract new customers.

Our target markets are evolving and characterized by rapid technological change, with which we may not be able to keep pace.

The markets for our products and services are evolving and characterized by rapid technological change, changing customer needs, evolving industry standards, and frequent new product and service announcements. The introduction of products employing new technologies and emerging industry standards could render our existing products or services obsolete or unmarketable. If we are unable to respond to these developments successfully or do not respond in a cost-effective way, our business, financial condition, and operating results will suffer. To be successful, we must continually improve and enhance the responsiveness, services, and features of our software products and introduce and deliver new product and service offerings and new releases of existing products. We may fail to improve or enhance our software products or fail to introduce and deliver new releases or new offerings on a timely and cost-effective basis or at all. If we experience delays in the future with respect to our software products, or if our improvements, enhancements, offerings, or releases to these products do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. Our success will also depend in part on our ability to acquire or license third-party technologies that are useful in our business, which we may not be able to do.

We may ultimately be unable to compete in the markets for the products and services we offer.

The markets for our software products and services are intensely competitive, which may result in low or negative profit margins and difficulty in achieving market share, either of which could seriously harm our business. We expect the intensity of competition to increase. Our software products and services face competition from software companies whose products or services compete with a particular aspect of the solution we provide, as well as several major enterprise software developers and consulting firms. Many of our competitors have longer operating histories, greater brand recognition, and greater financial, technical, marketing, and other resources than we do, and may have well-established relationships with our existing and prospective customers. This may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances, advertising campaigns, strategic partnerships, and other initiatives. Our competitors may also develop products or services that are superior to or have greater market acceptance than ours. If we are unable to compete successfully against our competitors, our business, financial condition, and operating results would be negatively impacted.

If we do not develop the “Verticalnet” brand in the supply management solution industry, our revenues might not increase.

We must establish and continuously strengthen the awareness of the “Verticalnet” brand in the supply management solution industry. If our brand awareness as a maker of supply management solution software does not develop, or if developed, is not sustained as a respected brand, it could decrease the attractiveness of our products and services to potential customers, which could result in decreased revenues.

We may not be able to protect our proprietary rights and may infringe the proprietary rights of others.

Proprietary rights are important to our success and to our competitive position. We may be unable to register, maintain, and protect our proprietary rights adequately. Although we file copyright registrations for the source code underlying our software, enforcement of our rights might be too difficult and costly for us to pursue effectively. We have filed patent applications for the proprietary technology underlying our software, but our ability to fully protect this technology is contingent upon the ultimate issuance of the corresponding patents. Effective patent, copyright, and trade secret protection of our software may be unavailable or limited in certain countries. In addition, third parties may claim that our current or potential future products infringe their intellectual property rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product and service delivery delays or require us to enter into royalty or licensing agreements, which, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

Several lawsuits have been brought against us and the outcome of these lawsuits is uncertain.

Several lawsuits have been brought against us and the underwriters of our stock in our initial public offering. These lawsuits allege, among other things, that the underwriters engaged in sales practices that had the effect of inflating our stock price, and that our prospectus for that offering was materially misleading because it did not disclose these sales practices. We intend to vigorously defend ourselves against these lawsuits; however, no assurance can be given as to the outcome of these lawsuits. In addition, other lawsuits may be brought against us. We may be required to defend such lawsuits, thus incurring expenses which we may not be able to bear, or which we may not be successful in defending.

Shares eligible for future sale by our current or future shareholders may cause our stock price to decline.

If our shareholders, option holders, warrant holders, or holders of other securities sell substantial amounts of our common stock in the public market, including shares issued in completed or future acquisitions, upon the exercise of outstanding options and warrants, or upon conversion of convertible securities, then the market price of our common stock could fall. We also have filed registration statements to register shares of common stock under our equity compensation and employee stock purchase plans. Shares issued pursuant to existing or future shelf registration statements, upon exercise of stock options and warrants, upon conversion of convertible securities, such as our Series B Preferred Stock, and in connection with our employee stock purchase plan will be eligible for resale in the public market without restriction.

Anti-takeover provisions and our right to issue preferred stock could make a third-party acquisition of us difficult.

Verticalnet is a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our articles of incorporation provide that our Board of Directors may issue preferred stock without shareholder approval. In addition, our bylaws provide for a classified board, with each board member serving a staggered three-year term. The issuance of preferred stock and the existence of a classified board could make it more difficult for a third party to acquire us.

Our common stock price is likely to remain highly volatile.

The market for stocks of technology companies has been highly volatile since our initial public offering in 1999. Throughout this period, the market price of our common stock has reached extreme highs and lows, and our daily trading volume has been, and will likely continue to be, highly volatile. Investors may not be able to resell their shares of our common stock following periods of price or trading volume volatility because of the market’s adverse reaction to such volatility. Factors that could cause volatility in our stock price and trading volume, in some cases regardless of our operating performance, include, among other things:

•	general economic conditions, including suppressed demand for technology products and services;

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations;

•	new products or services;

•	changes in the market valuations of other software or technology companies;

•	failure to meet analysts’ or investors’ expectations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, or joint ventures;

•	our cash position and cash commitments;

•	our prospects for software sales and new customers; and

•	additions or departures of key personnel.

Acquisitions may disrupt or otherwise have a negative impact on our business.

We have made, and plan to continue to make, investments in and acquisitions of complementary companies, technologies, and assets. Future and past acquisitions are subject to the following risks:

•	acquisitions may cause a disruption in our ongoing business, distract our management and other resources, and make it difficult to maintain our standards, controls, and procedures;

•	we may acquire companies in markets in which we have little experience;

•	we may not be able to successfully integrate the services, products, and personnel of any acquisition into our operations;

•	we may be required to incur debt or issue equity securities, which may be dilutive to existing shareholders, to pay for the acquisitions;

•	we may be exposed to unknown or undisclosed liabilities; and

•	our acquisitions may not result in any return on our investment and we may lose our entire investment.

Interruptions or delays in service from our third-party Web hosting facilities could impair the delivery of our service and harm our business.

We provide some of our services through computer hardware that is currently located in a third-party web hosting facility in Philadelphia, Pennsylvania operated by SunGard, Inc. We do not control the operation of this facility, and it may be subject to damage or interruption from floods, fires, power loss, telecommunications failures, and similar events. It may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct. Despite precautions taken at the facility, the occurrence of a natural disaster, a decision to close a facility without adequate notice, or other unanticipated problems at a facility could result in lengthy interruptions in our service. In addition, the failure by a facility to provide our required data communications capacity could result in interruptions in our service. While we are not aware of any such interruptions, if an actual or perceived interruption of our applications occurred or if our applications become unstable or unavailable, the perception by existing or potential customers of our applications could be harmed and we could lose sales and customers. In addition, we may be subject to service level penalties, which could materially and adversely affect our business, financial condition, and operating results.

If our security measures are breached and unauthorized access is obtained to a customer’s data, our on-demand applications may be perceived as not being secure and customers may curtail or stop using our service.

Our on-demand supply management application model involves the storage, analysis, and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss or corruption of this information, litigation, and possible liability. If our security measures are breached as a result of third-party action, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party obtains access to one or more of our customers’ data, our reputation could be damaged, our business may suffer, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage computer systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. While we are not aware of any such breach, if an actual or perceived breach of our security occurs, the perception by existing or potential customers of the effectiveness of our security measures could be harmed and we could lose sales and customers.

If our software or the third-party software we use to support and enable our applications is subject to intrusion or corruption by third parties, our applications could become unstable or unavailable to our customers.

We use our own as well as third-party software to support or enable our applications and which may be subject to intrusion or corruption by third parties, which may render our on-demand applications unstable or unavailable to our customers. While we are not aware of any such intrusion, if an actual or perceived intrusion or corruption of our software or third-party software which we use to support or enable our applications occurs, and our applications become unstable or unavailable, the perception by existing or potential customers of our applications could be harmed and we could lose sales and customers.

If our on-demand application model is not widely accepted, our operating results will be harmed.

We expect to derive an increasing portion of our software revenues from subscriptions to our on-demand applications. As a result, widespread acceptance of our on-demand supply management applications is critical to our future success. Factors that may affect market acceptance of our on-demand applications include:

•	reluctance by enterprises to migrate to an on-demand application model;

•	the price and performance of our on-demand applications;

•	the level of customization we can offer;

•	the availability, performance, and price of competing products and services; and

•	potential reluctance by enterprises to trust third parties to store and manage their internal data.

Many of these factors are beyond our control. The inability of our on-demand applications model to achieve widespread market acceptance would harm our business.

Because we will recognize revenue from our on-demand applications over the term of the agreement, downturns or upturns in sales may not be immediately reflected in our operating results.

We will recognize revenue from customers with hosted term-based licenses over the term of their agreements, which are typically 12 to 24 months, although terms can range from one to 36 months. As a result, a portion of the revenue we report in each quarter will be from agreements entered into during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter will not necessarily be fully reflected in the revenue in that quarter and may negatively affect our revenue in future quarters. In addition, we may be unable to adjust our cost structure to reflect these reduced revenues. Accordingly, the effect of significant downturns in sales and market acceptance of our service may not be fully reflected in our results of operations until future periods. Our on-demand application model will also make it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable agreement term.

We do not have an adequate history with our on-demand application model to predict the rate of customer renewals and the impact these renewals will have on our revenue or operating results.

Our customers have no obligation to renew their agreements for our service after the expiration of their initial contract period and some customers have elected not to do so. In addition, our customers may decide not to renew unless we offer lower prices or agree to reduce the number of users. We have limited historical data with respect to rates of customer renewals, so we may not be able to accurately predict customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our applications or the customers’ ability to continue their operations and spending levels. If our customers do not renew their agreements for our on-demand supply management applications, our revenue may decline and our business may suffer.

Our future success also depends in part on our ability to sell additional features or functions of our applications, additional applications, or additional services to our current customers. This may require increasingly sophisticated and costly sales efforts that are targeted at our customers’ senior management. If these efforts are not successful, our business may suffer.

A failure to adequately expand our direct sales force may impede our growth.

We expect to be substantially dependent on our direct sales force to obtain new customers, particularly large enterprise customers, and to manage our customer base. We believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training, and retaining sufficient direct sales personnel. New hires require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent or future hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to hire and develop sufficient numbers of productive sales personnel, sales of our products and services may suffer. We have also reduced our sales force as part of our cost containment and cost reduction initiatives. Our failure to field an effective sales organization could have a material adverse effect on our operating performance and financial condition.

If our goodwill or amortizable intangible assets become impaired we may be required to record a significant charge to earnings.

Under U.S. generally accepted accounting principles, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, future cash flows, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined resulting in an impact on our results of operations. In June 2006, based on our market capitalization as well as other business indicators (including our decreasing relationship with one of our largest customers), we concluded that we were required to assess whether any portion of our recorded goodwill balance or amortizable intangible assets were impaired. We concluded that goodwill was impaired in the amount of $9.9 million. If our market value continues to decline, we may get to a point where an additional impairment charge would be necessary. At that time, we may be required to record a significant charge to earnings in our financial statements during the period in which the amount of the impairment of our goodwill or amortizable intangible assets is determined.

Changes in the value of the U.S. dollar, in relation to the currencies of foreign countries where we transact business, could harm our operating performance and financial condition.

International operations represent an increasing portion of our revenues. We expect to continue to commit significant resources to our international sales and marketing activities. For international sales and expenditures denominated in foreign currencies, we are subject to risks associated with currency fluctuations, particularly as a result of the decline in the value of the U.S. dollar compared to other foreign currencies. Although such international revenues are increasing, we have not to date hedged our risks associated with foreign currency transactions in order to minimize the impact of changes in foreign currency exchange rates on earnings. In the event we do begin hedging activities, there is no guarantee our hedging strategy will be successful and that currency exchange rate fluctuations will not have a material adverse effect on our operating results.

Issuance of shares of common stock upon conversion of our Preferred Stock and exercise of warrants will dilute the ownership interests of existing shareholders and could adversely affect the market price of our common stock.

We may issue shares of common stock upon conversion of some or all of our Preferred Stock and upon exercise of warrants. Any of these issuances will dilute the ownership interests of existing shareholders. Any sales in the public market of this common stock could adversely affect prevailing market prices of the common stock. In addition, the existence of warrants may encourage short selling by market participants. Holders of our Preferred Stock have certain registration rights. The exercise of these rights could adversely affect the market price of our common stock.

Our discount note is secured by substantially all of our assets.

The holders of our discount note have a security interest in and a lien on substantially all of our assets, including our existing and future accounts receivable, cash, general intangibles (including intellectual property) and equipment. As a result of this security interest and lien, if we fail to meet our payment or other obligations under the discount note, the holders of the discount note would be entitled to foreclose on and liquidate substantially all of our assets. Under those circumstances, we may not have sufficient funds to service our day-to-day operational needs. Any foreclosure by the holders of the discount note would have a material adverse effect on our financial condition.

Failure to complete the merger could negatively affect the market price of our Common Stock.

If the merger is not completed for any reason, we will be subject to a number of material risks, including the following:

•	the market price of our Common Stock may decline to the extent that the current market price of its shares reflects a market assumption that the merger will be completed;

•	costs relating to the merger, such as legal, accounting and financial advisory fees, and, in specified circumstances, termination fees, must be paid even if the merger is not completed;

•	the funds available to us may be insufficient to make full repayment on the discount note, which will come due on April 1, 2008; and

•

the diversion of management’s attention from the day-to-day business of the Company, the potential disruption to our employees and our relationships with customers, landlords, suppliers and distributors during the period before the completion of the merger may make it difficult for the Company to regain its financial and market positions if the Merger does not occur.

If the merger is not approved by our shareholders at the special meeting, the Company, BravoSolution and Merger Sub will not be permitted to complete the merger, and each of the Company and BravoSolution will have the right to terminate the merger agreement. Upon termination of the merger agreement, under certain circumstances, we may be required to pay BravoSolution a termination fee. Further, if the merger is terminated and our Board of Directors seeks another merger or business combination, shareholders cannot be certain that we will be able to find a party willing to pay an equivalent or better price than the price to be paid in the merger.

Unless the merger agreement is terminated, we will not be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement.

Unless and until the merger agreement is terminated, subject to specified exceptions, we are restricted from initiating, soliciting, or taking any action to facilitate or encourage the submission of any offer or proposal relating to an alternative transaction with any person or entity other than BravoSolution. In addition, the Company will not be able to enter into an alternative transaction at a more favorable price, unless and until the merger agreement is terminated, which may result in the Company incurring potentially significant liability to BravoSolution.

Uncertainties associated with the merger may cause the Company to lose key personnel.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following the completion of the merger. This uncertainty may adversely affect our ability to attract and retain key management and personnel.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q, 8-K, and amendments thereto. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 2 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the common stock offered through this prospectus.

SELLING SHAREHOLDERS

Shares Being Registered

This prospectus relates to the public offering, which is not being underwritten, of 543,750 shares of common stock, none of which is outstanding, all of which may be issued upon conversion of our outstanding shares of Series B Preferred Stock held by the selling shareholders. These shares are being registered pursuant to the terms of the registration rights agreement pertaining to the Series B Preferred Stock and warrants, which provides that we must register twenty-five percent (25%) of the total common stock issuable upon conversion and exercise of such shares of Series B Preferred Stock and warrants.

On June 1, 2007, we entered into a purchase agreement for a private placement transaction with certain individual and institutional investors pursuant to which we issued 8,700,00 shares of our Series B Preferred Stock and warrants to purchase a total of 1,087,500 shares of common stock. The private placement transaction closed on June 1, 2007 and was exempt from the registration requirements of the Securities Act of 1933, as amended.

Subject to certain limitations on non-investor holders who have held their Series B Preferred Stock for less than six months, shares of Series B Preferred Stock are convertible into shares of our common stock at any time at the option of the holder, at a conversion ratio equal to the aggregate liquidation value of the shares of Series B Preferred Stock to be converted divided by the conversion value then in effect for the Series B Preferred Stock.

The liquidation value of the Series B Preferred Stock is equal to $0.25 per share of Series B Preferred Stock. In addition to its use in the calculation of the conversion ratio, this liquidation value is also payable to holders of Series B Preferred Stock in the event of any liquidation, dissolution or winding up of the corporation. In such an event, each holder of our Series B Preferred Stock will be entitled to receive the liquidation value of its shares of Series B Preferred Stock before any distribution of assets is made to any of our other securityholders except the holder of our senior subordinated discount promissory note.

The conversion value is equal to $2.00 per share of Series B Preferred Stock (as adjusted for the reverse stock split), as subject to adjustment on certain conditions. The conversion value is subject to anti-dilution provisions in connection with certain future issuances of our securities as well as for adjustments for stock splits and the like. Specifically, if we issue shares of our common stock at a price below the conversion value in effect at that time on any date prior to June 1, 2008, the conversion value will adjust to equal the same price as the shares of our common stock issued below the conversion value in effect immediately prior to such issuance. The anti-dilution provisions do not apply to certain excluded issuances, including issuances of securities upon conversion of the preferred stock or in connection with the subsequent financing referred to below, exercise of the existing warrants, as payment of principal or interest on outstanding securities or pursuant to certain underwritten public offerings, acquisitions by us or upon conversion or exercise of convertible securities or in connection with our stock option plans in existence at the time the shares of Series B Preferred Stock were sold. In addition, the conversion price is also subject to adjustment in connection with our ability to secure subsequent financing. Specifically, if we are unable to close a financing transaction in which we raise at least $6,000,000 (inclusive of the $2,175,000 received by us from the sales of our Series B Preferred Stock pursuant to the purchase agreement dated June 1, 2007) on or prior to December 31, 2007, the conversion price of our Series B Preferred Stock will be adjusted to $1.20 per share of Series B Preferred Stock.

The Series B Preferred Stock is also subject to mandatory conversion upon the occurrence of certain triggering events, which includes any transaction that disposes of substantially all of our assets or any business combination with another entity such that the holders of our voting securities immediately prior to such combination hold 50% or less of the total outstanding voting securities of the surviving entity immediately following such combination. In such cases, subject to certain limitations on non-investor holders, each holder of Series B Preferred Stock can elect to receive either (i) an amount equal to the aggregate liquidation preference for their shares of Series B Preferred Stock or (ii) the number of fully paid and non-assessable shares of common stock to which he or she is entitled according to the conversion ratio described above.

In addition, pursuant to the terms of the purchase agreement, upon shareholder approval of the proposals, which was successfully obtained on August 15, 2007, investors in our Series B Preferred Stock are entitled (i) to convert their shares of preferred stock into shares of common stock on an eight-for-one basis (as adjusted to reflect the one-for-eight reverse stock split on August 16, 2007), subject to adjustment in the event that we fail to enter into a subsequent financing transaction as described above; and (ii) to receive the warrants for 1,087,500 shares of common stock mentioned above in two tranches such that warrants to purchase 543,750 shares of common stock are issued at an exercise price per share equal to the closing bid price on August 15, 2007 equal to $2.64 and warrants to purchase an additional 543,750 shares of common stock are issued at an exercise price per share equal to $5.60.

In addition, as a result of shareholder approval of the proposals referenced above, (i) all accrued interest on our Series B Preferred Stock was deemed paid in full; (ii) our shares of Series B Preferred Stock ceased to accrue interest; and (iii) the redemption feature on our shares of Series B Preferred Stock was eliminated.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the shares of common stock by each selling shareholder. The column titled “Shares Beneficially Owned Before Offering” lists the number of shares of common stock beneficially owned by each selling shareholder, including the shares of common stock beneficially owned assuming conversion of the Series B Preferred Stock into shares of common stock and the exercise of the common stock warrants. The number of shares of common stock set forth in this column is based on the initial conversion ratio of the Series B Preferred Stock, as adjusted for the reverse stock split. However, as described above, the conversion price of the convertible notes is subject to adjustment from time to time.

The column titled “Shares Offered Hereby” lists the shares of common stock being offered pursuant to this prospectus by each selling shareholder assuming conversion of the Series B Preferred Stock into shares of common stock. As described above, because the conversion ratio used for converting the Series B Preferred Stock into shares of common stock may be adjusted, the number of shares of common stock set forth in this column consists of our estimate of the shares of common stock that will be issued to the selling shareholders.

This prospectus covers the resale by the selling shareholders of twenty-five percent (25%) of the total common stock issuable upon conversion and exercise of the Series B Preferred Stock and warrants. Because the conversion ratio of the Series B Preferred Stock may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

Under the terms of the Series B Preferred Stock, the selling shareholders may not convert the Series B Preferred Stock to the extent such conversion would cause such selling shareholder to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion. The selling shareholders will be entitled to convert additional shares of Series B Preferred Stock as soon as such conversion would no longer cause such selling shareholder to beneficially own a number of shares of common stock exceeding 9.99% of the then outstanding shares of common stock. The number of shares in the columns titled “Shares Beneficially Owned Before Offering” and “Shares Offered Hereby” therefore do not reflect this limitation.

Selling Shareholders

We have agreed with each selling shareholder to file a registration statement to register for resale the shares of common stock set forth below. Except as noted in the footnotes below, none of the selling shareholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities. Shares may also be sold by donees, pledgees, and other transferees or successors in interest of the selling shareholders.

The following table sets forth information, as of December 26, 2007, with respect to each selling shareholder. The information below is based on information provided by or on behalf of the selling shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The percentage of ownership for the selling shareholders disclosed in this table is based on 1,610,845 shares of common stock outstanding as of December 26, 2007. Both the number of shares listed as being offered by the selling shareholders in the table and the holders’ respective percentages of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders may sell all, some, or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that the selling shareholders will own upon completion of this offering.

	Shares Beneficially Owned Before Offering				Shares Beneficially Owned After Offering
Name	Number		Percentage	Shares Offered Hereby	Number		Percentage
ACT Capital Partners, L.P (1)	125,000	(2)	7.20%	31,250	93,750	(2)	5.40%
Jacqueline Chakejian	100,000	(3)	5.85%	25,000	75,000	(3)	4.38%
Amir L Ecker (4)	75,000	(5)	4.45%	18,750	56,250	(5)	3.34%
Michael J. Hagan (6)	254,010	(7)	13.65%	62,500	191,510	(7)	10.29%
Heller Capital Investments (8)	1,000,000	(9)	38.30%	250,000	750,000	(9)	28.73%
Nathanael V. Lentz (10)	54,679	(11)	3.29%	12,500	42,179	(11)	2.54%
Michael P. McNulty	250,383	(7)	13.46%	62,500	187,833	(7)	10.10%
David S. Nagelberg CGM IRA Custodian (12)	250,000	(7)	13.43%	62,500	187,500	(7)	10.08%
Octagon Capital Partners (13)	25,000	(14)	1.53%	6,250	18,750	(14)	1.15%
Ruxton Ventures LLC (15)	50,000	(11)	3.01%	12,500	37,500	(11)	2.26%
	2,184,072	(16)	57.69%	543,750	1,640,322	(16)	43.33%

(1)	Amir L. Ecker and Carol G. Frankenfield, as the General Partners ACT Capital Partners, L.P., have voting and investment control over the securities held by ACT Capital Partners, L.P. Mr. Ecker and Ms. Frankenfield are employed by Philadelphia Brokerage, a registered broker-dealer. ACT Capital Partners, L.P. acquired the securities offered hereby in the ordinary course of business.
(2)	Includes warrants to purchase 31,250 shares of common stock at an exercise price of $2.64 which expire on August 16, 2012, and warrants to purchase 31,250 shares of common stock at an exercise price of $5.60 which expire on August 16, 2012.
(3)	Includes warrants to purchase 25,000 shares of common stock at an exercise price of $2.64 which expire on August 16, 2012, and warrants to purchase 25,000 shares of common stock at an exercise price of $5.60 which expire on August 16, 2012.
(4)	Amir L. Ecker is employed by Philadelphia Brokerage, a registered broker-dealer. Mr. Ecker acquired the securities offered hereby in the ordinary course of business.
(5)	Includes warrants to purchase 18,750 shares of common stock at an exercise price of $2.64 which expire on August 16, 2012, and warrants to purchase 18,750 shares of common stock at an exercise price of $5.60 which expire on August 16, 2012.
(6)	Michael J. Hagan is a member of the Verticalnet, Inc. Board of Directors.
(7)	Includes warrants to purchase 62,500 shares of common stock at an exercise price of $2.64 which expire on August 16, 2012, and warrants to purchase 62,500 shares of common stock at an exercise price of $5.60 which expire on August 16, 2012.
(8)	Ron Heller has voting and investment control over the securities held by Heller Capital Investments.
(9)	Includes warrants to purchase 250,000 shares of common stock at an exercise price of $2.64 which expire on August 16, 2012, and warrants to purchase 250,000 shares of common stock at an exercise price of $5.60 which expire on August 16, 2012.
(10)	Nathanael V. Lentz is a member of the Verticalnet, Inc. Board of Directors and is the President and Chief Executive Officer.
(11)	Includes warrants to purchase 12,500 shares of common stock at an exercise price of $2.64 which expire on August 16, 2012, and warrants to purchase 12,500 shares of common stock at an exercise price of $5.60 which expire on August 16, 2012.
(12)	David S. Nagelberg has voting and investment control over the securities held by David S. Nagelberg CGM IRA.
(13)	Steve Hart has voting and investment control over the securities held by Octagon Capital Partners.
(14)	Includes warrants to purchase 6,250 shares of common stock at an exercise price of $2.64 which expire on August 16, 2012, and warrants to purchase 6,250 shares of common stock at an exercise price of $5.60 which expire on August 16, 2012.
(15)	Mark L. Walsh is a member of the Verticalnet, Inc. Board of Directors. Mr. Walsh, is the Managing Partner of Ruxton Associates, LLC, which is the Managing Member of Ruxton Ventures, LLC, and has voting and investment control over the securities held by Ruxton Ventures, LLC.
(16)	Includes warrants to purchase 543,750 shares of common stock at an exercise price of $2.64 which expire on August 16, 2012, and warrants to purchase 543,750 shares of common stock at an exercise price of $5.60 which expire on August 16, 2012.

14

PLAN OF DISTRIBUTION

The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

The selling shareholders may also engage in short sales against the box, puts and calls, and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended. Discounts, concessions, commissions, and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer, or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933, as amended.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus.

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling shareholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act of 1933, as amended.

The selling shareholders have advised us that they have not entered into any agreements, understandings, or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling shareholder. If we are notified by any selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling shareholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.

The selling shareholders must conduct their sales in accordance with all rules promulgated under the Securities Exchange Act of 1934, as amended, including those provided pursuant to Regulation M under the Securities Exchange Act of 1934, as amended.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements and schedule of Verticalnet, Inc. as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2006 consolidated financial statements refers to Verticalnet, Inc.’s adoption of the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective January 1, 2006.

ABOUT THIS PROSPECTUS

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Verticalnet, Inc., any selling shareholder, or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

The SEC permits us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the SEC before the date of this prospectus.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering is completed:

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as amended;

(b)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007;

(c)	Our Current Reports on Form 8-K, filed with the SEC on May 4, 2007, May 21, 2007 (other than the information furnished pursuant to Item 2.02 and the related exhibit), May 29, 2007, June 6, 2007, June 7, 2007, June 13, 2007, July 3, 2007, July 27, 2007, August 13, 2007, August 16, 2007 (other than the information furnished pursuant to Item 2.02 and the related exhibit), October 31, 2007, November 21, 2007, December 4, 2007 and December 12, 2007;

(e)	The description of our common stock contained in a registration statement filed on Form 8-A under the Securities Exchange Act of 1934 filed on January 19, 1999, including any amendment or report filed for the purpose of updating such description.

If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Verticalnet, Inc., 400 Chester Field Parkway, Malvern, Pennsylvania 19355, Attention: Christopher G. Kuhn, (610) 240-0600. These documents are publicly available, free of charge, on our website at www.verticalnet.com.

In addition, we file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website that contains all information filed electronically by us. The address of the SEC’s Web site is http://www.sec.gov.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

VERTICALNET, INC.

543,750 SHARES

OF COMMON STOCK

PROSPECTUS

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses of the issuance and distribution of the securities offered hereby, all of which will be paid by Verticalnet, Inc.

Registration fee	$46
Printing fees	3,000
Legal fees	15,000
Accountant fees	10,000
Miscellaneous	2,000

Total	$30,046

All expenses are estimated except for the Registration fee.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Amended and Restated Articles of Incorporation provide that pursuant to and to the extent permitted by Pennsylvania law, the Company’s directors shall not be personally liable for monetary damages for breach of any duty owed to the Company and its shareholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Pennsylvania law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company, for acts or omissions not in good faith or involving knowing violations of law, or for actions resulting in improper personal benefit to the director. The provision also does not affect a director’s responsibilities under any other law, such as federal securities laws or state or federal environmental laws. The Company’s Amended and Restated Bylaws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law, including some instances in which indemnification is otherwise discretionary under Pennsylvania law. Pennsylvania law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Pennsylvania law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys’ fees, judgments, fines , and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in a manner believed to be in or not opposed to the Company’s best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is not otherwise indemnified and (ii) such indemnification is not prohibited by Pennsylvania law or any other applicable law.

Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of disinterested directors who are not parties to such action or (ii) if such quorum is not obtainable or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit, or proceeding shall be paid by the Company in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that person is not entitled to be indemnified by the Company as authorized by our Bylaws.

II-1

The indemnification and advancement of expenses provided by, or granted pursuant to, Article 8 of our Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person’s official capacity and as to action in another capacity while holding such office.

The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that power to do so has not been prohibited by Pennsylvania law, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article 8 of our Bylaws is a contract between the Company and such director or officer and no modification or repeal of our Bylaws shall detrimentally affect such officer or director with regard to that person’s acts or omissions prior to such amendment or repeal.

The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16.	EXHIBITS.

(a)	The exhibits filed as part of this registration statement are as follows:

EXHIBITS

Exhibit Number	Description
4.1	Statement with Respect to Shares of Series B Preferred Stock, dated as of May 30, 2007 (incorporated by reference to Exhibit 3.1 filed with Verticalnet, Inc.’s Form 8-K filed with the SEC on June 6, 2007.)†

4.2	Stock and Warrant Purchase Agreement, dated as of June 1, 2007, among Verticalnet, Inc. and certain purchasers named therein. †

4.3	Form of Warrant issued pursuant to Stock and Warrant Purchase Agreement, dated as of June 1, 2007, among Verticalnet, Inc. and certain purchasers named therein. †

4.4	Registration Rights Agreement, dated as of June 1, 2007, among Verticalnet, Inc. and certain purchasers named therein. †

5.1	Opinion of Morgan, Lewis & Bockius LLP. †

23.1	Consent of KPMG LLP.*

23.3	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto). †

24.1	Power of Attorney. †

*	Filed herewith
†	Previously filed

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ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this registration statement.

(2) That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

(4) That for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That for purposes of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania as of December 27, 2007.

VERTICALNET, INC.

By:	/s/ Nathanael V. Lentz
Nathanael V. Lentz
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	*	Chairman of the Board and Director	December 27, 2007
Gregory G. Schott

	/s/ Nathanael V. Lentz	President, Chief Executive Officer and Director (principal executive officer)	December 27, 2007
Nathanael V. Lentz

	/s/ Jonathan T. Cohen	Vice President and Chief Accounting Officer (principal financial officer and principal accounting officer)	December 27, 2007
Jonathan T. Cohen

	*	Director	December 27, 2007
Michael J. Hagan

	*	Director	December 27, 2007
Vincent J. Milano

	*	Director	December 27, 2007
John N. Nickolas

	*	Director	December 27, 2007
Mark L. Walsh

	*	Director	December 27, 2007
Darryl E. Wash

By:	/s/ Christopher G. Kuhn
Christopher G. Kuhn
Attorney-in-Fact

Exhibit Number	Description
4.1	Statement with Respect to Shares of Series B Preferred Stock, dated as of May 30, 2007 (incorporated by reference to Exhibit 3.1 filed with Verticalnet, Inc.’s Form 8-K filed with the SEC on June 6, 2007.) †

4.2	Stock and Warrant Purchase Agreement, dated as of June 1, 2007, among Verticalnet, Inc. and certain purchasers named therein. †

4.3	Form of Warrant issued pursuant to Stock and Warrant Purchase Agreement, dated as of June 1, 2007, among Verticalnet, Inc. and certain purchasers named therein. †

4.4	Registration Rights Agreement, dated as of June 1, 2007, among Verticalnet, Inc. and certain purchasers named therein. †

5.1	Opinion of Morgan, Lewis & Bockius LLP. †

23.1	Consent of KPMG LLP.*

23.3	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto). †

24.1	Power of Attorney . †

*	Filed herewith
†	Previously Filed